REVISED SCHEDULE A
To the Amended and Restated Subadvisory Agreement, made the 26th day of January, 2009, by and between Allianz Investment Management LLC, a Minnesota limited liability company, and J.P. Morgan Investment Management Inc., a Delaware corporation (the "Subadviser").
Compensation pursuant to Section 4 of the Subadvisory Agreement shall be calculated at the rate shown below based on the average daily net assets subject to the Subadviser's investment discretion in the applicable Fund:
Fund                                                                                                                Rate*
AZL JPMorgan International Opportunities Fund	0.40% on the first $400 million 0.35% thereafter
AZL Multi-Manager Mid Cap Growth Fund	0.42% on the first $100 million 0.40% thereafter
AZL JPMorgan U.S. Equity Fund	0.45% on the first $100 million 0.40% thereafter
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*When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate. For example, if average daily net assets are $300 million in the AZL JPMorgan U.S. Equity Fund, a rate of 45 bps would apply to $100 million, a rate of 40 bps would apply to the remaining $200 million.
Acknowledged:
ALLIANZ INVESTMENT                                                                                                  J.P. MORGAN INVESTMENT MANAGEMENT LLC  MANAGEMENT INC.

By: /s/ Brian Muench                                                                                                  By:   /s/ Jessica Badillo
Name:  Brian Muench                                                                                                Name:      Jessica Badillo
Title: President                                                                                                                      Title:   Vice President

Effective as of November 1, 2015, the schedule is revised to reflect a fee change to the Fund.
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